SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

(Mark One)

[**X**]   Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended **March 31, 2005**.

[ ]   Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____.

Commission file number: **000-26927**

WWA GROUP, INC.

(Exact name of small business issuer as specified in its charter)

Nevada	**77-0443643**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2465 West 12th Street, Suite 2 Tempe, Arizona 85281

(Address of principal executive office) (Zip Code)

(480) 505-0700

(Issuer's telephone number)

Check whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes **X**   No

The number of outstanding shares of the registrant's common stock, $0.001 par value (the only class of voting stock), as of May 20, 2005 was 15,969,633.

TABLE OF CONTENTS

PART I

PART II

PART I

ITEM 1.   FINANCIAL STATEMENTS

As used herein, the term "WWA Group" refers to WWA Group, Inc., a Nevada corporation, unless otherwise indicated. In the opinion of management, the accompanying unaudited financial statements included in this Form 10-QSB reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.


WWA GROUP, INC.
Consolidated Balance Sheet


Assets		March 31, 2005 (Unaudited)		December 31, 2004
Current assets:				
Cash	$	155,634	$	4,635,553
Marketable securities		135,500		147,000
Receivables, net		2,391,760		6,125,977
Inventories		672,383		23,510
Prepaid expenses		104,007		73,073
Notes receivable		2,096,480		2,435,911
Other current assets		40,366		112,718
Total current assets		5,596,130		13,553,742
Property and equipment, net		1,209,657		1,071,451
Investment in unconsolidated entity		250,000		250,000
Other assets		3,377		8,592
	$	7,059,164	$	14,883,785

Liabilities and Stockholders' Equity				
Current liabilities:				
Auction proceeds payable	$	3,242,394	$	10,259,801
Accounts payable		1,053,015		2,316,240
Accrued expenses		120,877		695,639
Short term notes payable		1,247,996		20,000
Current maturities of long-term debt		52,099		72,383
Total current liabilities		5,716,381		13,364,063
Long-term debt		114,146		111,633
Total liabilities		5,830,527		13,475,696
Commitments and contingencies		-		-
Stockholders' equity:				
Common stock, $.001 par value, 50,000,000 shares authorized; 15,969,663 shares issued and outstanding		15,970		15,970
Additional paid-in capital		1,013,524		1,013,524
Retained earnings		199,143		378,595
Total stockholders' equity:		1,228,637		1,408,089
	$	7,059,164	$	14,883,785


The accompanying notes are an integral part of these financial statements

4


	Three Months Ended March 31,	
	2005	2004
Revenues from commissions and services	$ 1,004,866	$ 1,532,935
Revenues from sales of equipment	3,174,357	139,685
Total revenues	4,179,223	1,672,620
Direct costs	3,657,626	805,106
Gross profit	521,597	867,514
Operating expenses:		
General, selling and administrative expenses	795,501	731,396
Depreciation and amortization expense	109,452	55,616
Total operating expenses	904,953	787,012
Income (loss) from operations	(383,356)	80,502
Other income (expense):		
Interest expense	(33,421)	(32,630)
Other income	237,325	40,972
Total other income (expense)	203,904	8,342
Income (loss) before income taxes	(179,452)	88,844
Provision for income taxes	-	-
Net income (loss)	$ (179,452)	$ 88,844
Basic and diluted earnings per common share	$ (0.01)	$ 0.01
Weighted average shares - basic and diluted	15,970,000	15,967,000

The accompanying notes are an integral part of these financial statements

WWA GROUP, INC.
Consolidated Statement of Cash Flows

| | Three Months Ended March 31, | |
	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ (179,452)	$ 88,844
Adjustments to reconcile net income (loss) to net cash		
(used in) provided by operating activities:		
Depreciation and amortization	109,452	55,616
Gain on sale of marketable securities	11,500	(9,000)
Loss on disposition of assets	-	7,314
Decrease (increase) in:		
Accounts receivable	3,734,217	1,745,890
Inventories	(648,873)	(610,739)
Prepaid expenses	(30,934)	(96,173)
Related party receivable	-	30,275
Other current assets	72,352	14,883
Other assets	5,215	2,502
Increase (decrease) in:		
Auction proceeds payable	(7,017,407)	830,508
Accounts payable	(1,263,225)	880,096
Accrued liabilities	(574,762)	(477,633)
Net cash (used in) provided by operating activities	(5,781,917)	2,462,383
Cash flows from investing activities:		
Purchase of property and equipment	(247,658)	(135,860)
Proceeds from disposal of equipment	-	(125,223)
Payments received on notes receivable	339,431	-
Proceeds from sale of marketable securities	-	24,000
Net cash provided by (used in) investing activities	91,773	(237,083)
Cash flows from financing activities:		
Proceeds from short-term notes payable	1,247,996	-
Payments on short-term notes	(20,000)	(106,895)
Payments of long-term debt	(17,771)	(8,467)
Net cash provided by (used in) financing activities	1,210,225	(115,362)
Net (decrease)increase in cash and cash equivalents	(4,479,919)	2,109,938
Cash and cash equivalents at beginning of year	4,635,553	5,006,042
Cash and cash equivalents at end of year	$ 155,634	$ 7,115,980

The accompanying notes are an integral part of these financial statements

WWA GROUP, INC.
UNAUDITED CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
March 31, 2005

Note 1 – Organization and Basis of Presentation

WWA Group, Inc., a Nevada corporation, was incorporated on November 26, 1996.

World Wide Auctioneers, Ltd. (WWA Dubai) was incorporated as a limited liability company in the territory of the British Virgin Islands under the International Business Companies Act, Cap 291 on March 20, 2000. WWA Dubai's principal activities are the trading and auction of used and unused construction, transportation, and marine equipment.

On August 8, 2003, the Company completed a stock exchange agreement wherein WWA Group acquired 100% of WWA Dubai through the issuance of 13,887,447 shares of common stock in a transaction wherein WWA Dubai became a wholly-owned subsidiary of WWA Group. Upon closing of the transaction, the shareholders of WWA Dubai owned approximately 91% of the issued and outstanding shares of WWA Group. Because the shares issued in the transaction represent control of the total shares of the outstanding common stock immediately following the transaction, the transaction has been accounted for as a reverse acquisition.

The accompanying unaudited financial statements have been prepared by management in accordance with the instructions in Form 10-QSB and, therefore, do not include all information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with WWA Group's Form 10-KSB for the year ended December 31, 2004. These statements do include all normal recurring adjustments which WWA Group believes necessary for a fair presentation of the statements. The interim operations are not necessarily indicative of the results to be expected for the full year ended December 31, 2005.

Note 2 – Summary of Significant Accounting Policies

Net Earnings Per Common Share— Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options using the "treasury stock" method and the average market price per share during the year. Common stock equivalents are not included in the diluted loss per share calculation when their effect is anti-dilutive. As of March 31, 2005 the Company had no common stock equivalents outstanding.

Revenue Recognition- Revenues from commissions and services consist of revenues earned in the Company's capacity as agent for consignors of equipment, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All commission revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Revenues from sales of equipment consist of the auction sale or private sale of equipment inventory owned by the Company. The Company recognizes the revenue from such sales when the auction or private sale has been completed, the equipment has been delivered to the purchaser, and collectibility is reasonable assured. All costs of goods sold are accounted for under direct costs.

WWA GROUP, INC.
UNAUDITED CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
March 31, 2005

Note 2 – Summary of Significant Accounting Policies - (continued)

Stock Based Compensation

WWA Group accounts for stock-based compensation under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. WWA Group has adopted SFAS No. 123, "Accounting for Stock-Based Compensation". In accordance with the provisions of SFAS 123, WWA Group has elected to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and related interpretations in accounting for its stock option plans. As of March 31, 2005, WWA Group did not have any stock options outstanding.

Item 2 Management's Dicsussion and Aanalysis
General

The following discussion and analysis of our financial condition and results of operation should be read in conjunction with the financial statements and accompanying notes and the other financial information appearing elsewhere in this report. WWA Group's fiscal year end is December 31.

WWA Group's business strategy is to continue to grow the number and size of auctions held during the year and the cash flow generated from such auctions, and expand operations to new auction sites. WWA Group intends to focus on formalizing new joint venture relationships, management arrangements, new wholly owned facilities, and expanded auctions as a means by which to increase net cash flow.

Implementation of WWA Group's growth model will include expanding its lower cost auction methods, such as on-line auctions, video auctions and diversifying into transportation equipment only auctions, which can be held on a more frequent basis than the larger equipment auctions. While smaller in size, these auctions will not interfere with or detract from WWA Group's major equipment auctions, and the economics of scale at the Dubai facility are efficient for this purpose. WWA Group held one successful construction equipment auction during the first quarter of 2005, and held 1 on-line auction during the first quarter of 2005. Subsequent to March 31, 2005, WWA Group has held 1equipment auction and 1 on-line auction.

WWA Group is also now offering higher margin buyer and seller services, such as transport and logistics. WWA Group's control over a large volume of equipment being moved around the world by its regular consignors provides vertical integration opportunities that could combine auction services with the ability to meet transportation needs. WWA Group has formed a strategic alliance with a shipping vessel and two road transport trucks and trailers, all of which are used to move equipment for its regular consignors.

Nonetheless, WWA Group's business development strategy is prone to significant risks and uncertainties certain of which can have an immediate impact on its efforts to increase positive net cash flow and deter future prospects for the expansion of its business.

WWA Group's financial condition and results of operation depend primarily upon the volume of industrial equipment auctioned, the prices it obtains at auction for such equipment, and the commission rates it can attract from the consignor. Industrial equipment prices historically have been volatile and are likely to continue to be volatile in the future, and the commission rates in WWA Group's primary market are becoming more competitive. This price volatility and commission rate pressure can immediately affect WWA Group's available cash flow that can in turn impact the availability of net cash flow for future capital expenditures. WWA Group's future success will depend on its ability to increase the size of its auctions and to optimize commissions and prices realized at auction.

Should WWA Group be unable to increase gross auction sales and obtain competitive pricing at auction then it can expect a reduction in revenue that may in turn affect the profitability of its business.

Results of Operations

During the period from January 1, 2005 through March 31, 2005, WWA Group was engaged in conducting un-reserved auctions for industrial equipment from its auction site located in the Jebel Ali Free Trade Zone, Dubai, United Arab Emirates and from jointly managed sites in Jakarta, Indonesia, Perth Australia, Amsterdam, The Netherlands, and Guangzhou, China. WWA Group expects that over the next twelve months it will continue to hold industrial equipment auctions at established sites and anticipates the opening of new jointly managed auction locations. To date, WWA Group has acted as a consultant to strategic partners in the auctions outside of Dubai and has not received any fees from such auctions.

For the three months ended March 31, 2005 WWA Group realized a net loss from operations as a result of a decrease in commission revenue and equipment sales as compared to the three month period of the prior year. One on-site equipment auction was held in both the first quarter of 2005 and 2004, however the auction held in the first quarter of 2004 was larger than the auction held in the first quarter of 2005, thus resulting in a decline in revenue from commissions, which generate higher gross margins than sales of equipment. Further, WWA Group general and administrative expenses increased in the first quarter of 2005 compared with the first quarter of 2004. WWA Group believes that the immediate key to its ability to operate profitably is an increase in the number and the size of its auctions. WWA Group believes if it able to increase the number and size of its auctions it will be able to operate at a profit in future periods. However, there is no assurance that WWA Group will be successful in increasing the size and frequency of its auctions or that such auctions will generate sufficient revenue to result in income from operations.

Comparison of the Three Months Ended March 31, 2005 with the Three Months Ended March 31, 2004

Revenue

Revenue for the three months ended March 31, 2005 increased to $4,179,223 from $1,672,620 for the three months ended March 31, 2004, an increase of 150%. The increase in revenues is primarily attributable to increased revenues from the sale of WWA Group owned equipment in 2005. This growth was offset by a decrease in auction commission revenue from approximately $1.5 million in the first quarter of 2004 to approximately $1 million in the first quarter of 2005. The one major auction held in February of 2005 in Dubai was smaller in terms of gross auction sales and revenue than the major auction held in March of 2004. However, WWA Group held a much larger auction in April of 2005, and will hold another major auction in June and a large on line auction in May. WWA Group anticipates that these auction events will result in continued growth and expansion in the auction marketplace, and keep WWA Group on track to increase gross revenues in 2005 as compared to 2004.

Gross Profit

Gross margin percentage from auction commission revenue during the first quarter of 2005 was approximately 42% whereas the gross margin percentage on the sales of equipment was approximately 3%. Because of the decline in the auction commission revenue, the higher margin source of revenue, overall gross profit decreased from $867,514 in the first quarter of 2004 to $521,597 in the first quarter of 2005 and WWA Group generated a loss from operations. Gross margin from the sale of equipment historically has ranged from approximately 3% to 6%,

whereas the gross margin percentage from auction commission revenue has ranged from approximately 40% to 60%.

Expenses

Total operating expenses for the three months ended March 31, 2005 were $904,953, as compared to total operating expenses of $787,012 for the three month period ended March 31, 2004, an increase of 15%. The increase in expenses was partially attributable to increased travel, accommodation and communications costs associated with assisting with the January 2005 auction in China and the January 2005 auction in Europe. WWA Group expects that direct costs and selling, general and administrative expenses will continue to rise with the number and size of anticipated auctions to be held over the next nine months, however, revenue growth is expected to outpace increases in expenses.

Depreciation and amortization expense expenses for the three months ended March 31, 2005 and March 31, 2004 were $109,452 and $55,616 respectively. Depreciation and amortization expenses are expected to continue to grow as WWA Group acquires additional assets.

Net Income (Loss)

Net loss for the three months ended March 31, 2005 was $179,452 as compared to net income of $88,844 for the three months ended March 31, 2004. The decline in net income is mainly attributable to the smaller auction size and resulting decline in auction commission revenue from the February 2005 auction compared to the March 2004 auction in Dubai. As noted above, although total revenues increased significantly during the first quarter of 2005 as compared to the first quarter of 2004, because of the decline in the higher margin auction commission revenues, gross profit decreased by approximately $346,000. Also, an increase in general and administrative expenses of approximately $64,000 during the period contributed to the net loss. These decreases were partially offset by an increase of approximately $196,000 in other income, mainly due to interest earned on the note receivable. WWA Group anticipates a return to positive net income and net income growth over the next nine months, based on its current accelerated auction schedule.

Impact of Inflation

WWA Group believes that inflation has had a negligible effect on operations over the past three years. WWA Group believes that it can offset inflationary increases in the cost of materials and labor by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

Cash flow used in operating activities was $5,781,917 for the three months ended March 31, 2005, as compared to cash flow provided by operating activities of $2,462,383 for the three months ended March 31, 2004. Negative cash flows from operating activities in the three months ended March 31, 2005, are primarily attributable to a significant decrease in auction proceeds payable and accounts payable as compared to the three months ended March 31, 2004. Anticipated increased net revenues and a decrease in accounts receivable are expected to generate an increase in cash flow from operations in future periods; however, there can be no assurance that revenues will increase or that increases in revenues will result in positive cash flow from operating activities.

Cash flows provided by investing activities for the three months ended March 31, 2005 were $91,773 as compared to cash flows used in investing activities of $237,083 for the three months ended March 31, 2004. The cash flow from investing activities for the first quarter of 2005 was primarily comprised of a $339,431 payment received on a note receivable, offset by $247,658 invested in property and equipment purchases.

Cash flows provided by financing activities were $1,210,225 for the three months ended March 31, 2005 as compared to $115,362 used in financing activities for the three months ended March 31, 2004. The cash flows provided by financing activities consisted primarily of proceeds from a short term note payable to an individual. The new note payable is due on demand and accrues interest at 3% per month.

WWA Group had a working capital deficit of $120,251 as of March 31, 2005, compared to a working capital surplus of $189,679 as of December 31, 2004. Working capital is expected to increase in the second quarter of 2005 due to the two large auctions being held in this period.

On March 31, 2005 WWA Group had auction proceeds payable of approximately $3.25 million, accounts payable of approximately $1,053,015, and notes payable that are due on demand of approximately $1.25 million. WWA Group had $155,634 in cash, and accounts receivable of $2.4 million at March 31, 2005. WWA Group believes that it has sufficient current assets and operational cash flow to meet its obligations. However, WWA Group may be required to obtain funding from alternative sources to accelerate the pay down of its auction proceeds to increase its customer retention. Sources for funding WWA Group's working capital deficit consist of loans from shareholders, the sale of common stock or other equity instruments, or loans from other sources. WWA Group has funded its cash needs from inception through operations, increasing its payables, and a series of debt transactions. WWA Group can provide no assurance that it will be able to obtain additional financing, if needed, to meet its current obligations. If WWA Group is unable to increase its cash flows from operating activities or obtain additional financing, it may be required to delay payment of accounts payable or auction proceeds payable, which could negatively impact WWA Group's ability to attract and retain consignors for future auctions.

WWA Group had no formal long term lines or credit or other bank financing arrangements as of March 31, 2005.

Since earnings will be reinvested in operations, WWA Group does not expect to pay cash dividends in the foreseeable future.

WWA Group has no defined benefit plan or contractual commitment with any of its officers or directors.

WWA Group has no current plans for any significant purchase or sale of any plant or equipment outside of normal items to be utilized by yard personnel.

Critical Accounting Policies

In the notes to the audited consolidated financial statements for the year ended December 31, 2004 included in WWA Group's Form 10-KSB, WWA Group discusses those accounting policies that are considered to be significant in determining the results of operations and its

financial position. WWA Group believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, WWA Group evaluates its estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue and income taxes. WWA Group bases its estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results from the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions and conditions.

WWA Group applies the following critical accounting policies related to revenue recognition in the preparation of financial statements.

Revenue Recognition

Revenues earned in WWA Group's capacity as agent for consignors of equipment are comprised mainly of auction commissions in the form of flat selling fees or fixed or sliding percentages of the gross auction sale price of any consigned equipment. The majority of auction commissions are earned as a fixed rate of the gross selling price. Revenues from commissions and services also include any preparation, shipping, clearing, transport and handling charges and fees applicable to certain items of consigned equipment and incidental interest income. All revenue is recognized when the auction sale is complete and WWA Group has determined that the auction proceeds are collectible.

Revenues from sales of equipment consist of sales of equipment inventory that is owned or underwritten by WWA Group. Sales occur either in auction or private sale. WWA Group recognizes the revenue from such sales when the auction or private sale has been completed, the equipment has been delivered to the purchaser, and collectibility is reasonably assured. All costs of goods sold are accounted for under direct costs.

Allowance for Doubtful Accounts

WWA Group makes estimates of the collectability of accounts receivable. In doing so, WWA Group analyzes accounts receivable and historical bad debts, customer credit-worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This Form 10-QSB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Form 10-QSB, other than statements of historical facts, address matters that WWA Group reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of WWA Group. These forward looking statements may relate to such matters as anticipated financial performance, future revenue or earnings, business prospects, projected ventures, new products and services, anticipated market performance and similar matters. When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 regarding events, conditions, and financial trends that may affect WWA Group's future plans of operations, business strategy, operating results and financial position. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, WWA Group cautions readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other matters expressed in our forward-looking statements.

These risks and uncertainties, many of which are beyond our control, include (i) the sufficiency of existing capital resources and WWA Group's ability to raise additional capital to fund cash requirements for future operations; (ii) uncertainties involved in the rate of growth of WWA Group's business and acceptance of products and services; (iii) the ability of WWA Group to achieve and maintain a sufficient customer base to have sufficient revenues to fund and maintain operations; (iv) volatility of the stock market; and (v) general economic conditions. Although WWA Group believes the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

ITEM 3.   CONTROLS AND PROCEDURES

 a) Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2005. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

(b) Changes in internal controls over financial reporting.

During the quarter ended March 31, 2005 there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

ITEM 1.   LEGAL PROCEEDINGS

None.

ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5.   OTHER INFORMATION

None.

ITEM 6.   EXHIBITS

Exhibits required to be attached by Item 601 of Regulation S-B are listed in the Index to Exhibits on page 17 of this Form 10-QSB, and are incorporated herein by this reference.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized, this 23rd day of May, 2005.

WWA GROUP, INC.

/s/ Eric Montandon
Eric Montandon
Chief Executive Officer and Director

/s/ Digamber Naswa
Digamber Naswa
Chief Financial Officer and Director

INDEX TO EXHIBITS

EXHIBIT NO.	PAGE NO.	DESCRIPTION
3(i)(a)	*	Articles of Incorporation of WWA Group, Inc. formerly known as Conceptual Technologies, Inc., a Nevada corporation dated November 26, 1996 (incorporated by reference from the Form 10-SB12G/A as filed with the Commission on November 29, 1999).
3(i)(b)	*	Certificate of Amendment to the Articles of Incorporation filed on August 29, 1997 effecting a 1-for-14(incorporated herein by reference from the Form 10-SB12G/A as filed with the Commission on November 29, 1999).
3(i)(c)	*	Certificate of Amendment to the Articles of Incorporation changing the name of WWA Group, Inc. from Conceptual Technologies, Inc. to NovaMed, Inc. (incorporated herein by reference from the Form 10-SB12G/A as filed with the Commission on November 29, 1999).
3(i)(d)	*	Certificate of Amendment to the Articles of Incorporation changing the name of WWA Group, Inc. from NovaMed, Inc. to WWA Group, Inc. (incorporated herein by reference from the Form 10-SB12G/A as filed with the Commission on November 29, 1999).
3(ii)	*	Bylaws of WWA Group adopted on November 12, 1996 (incorporated herein by reference from the Form 10-SB12G/A as filed with the Commission on November 29, 1999).
10	*	Stock Exchange Agreement between WWA Group, Inc. and World Wide Auctioneers Ltd. dated August 5, 2003 (incorporated herein by reference from the Form 8-K filed with the Commission on August 25, 2004).
14	*	Code of Ethics adopted on March 28, 2004 (incorporated by herein by reference from the 10-KSB filed with the Commission on March 30, 2004).
31(a)	18	Certification of the Chief Executive Officer pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	19	Certification of the Chief Financial Officer pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	20	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	21	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section
	*	Incorporated by reference from previous filings of WWA Group, Inc.

EXHIBIT 31(a)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Eric Montandon, chief executive officer of WWA Group, Inc. ("Registrant") certify that:

1. I have reviewed this Quarterly Report on Form 10-QSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the period presented in this Report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date: May 23, 2005

/s/ Eric Montandon

Eric Montandon
Chief Executive Officer
EXHIBIT 31(b)

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Digamber Naswa, chief financial officer of WWA Group, Inc. ("Registrant") certify that:

1. I have reviewed this Quarterly Report on Form 10-QSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the period presented in this Report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date: May 23, 2005

/s/ Digamber Naswa

Digamber Naswa
Chief Financial Officer
EXHIBIT 32(a)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-QSB of WWA Group, Inc. ("Registrant") for the quarterly period ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Eric Montandon, chief executive officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) This Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in this Report fairly represents, in all material respects, the financial condition and results of operation of the Registrant.

/s/ Eric Montandon
Eric Montandon
Chief Executive Officer
May 23, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32(b)

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-QSB of WWA Group, Inc. ("Registrant") for the quarterly period ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Digamber Naswa, chief financial officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) This Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in this Report fairly represents, in all material respects, the financial condition and results of operation of the Registrant.

/s/ Digamber Naswa
Digamber Naswa
Chief Financial Officer
May 23, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.